UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Marinus Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

56854Q101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56854Q101

1.	NAMES OF REPORTING PERSONS Canaan VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,461,399
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,461,399
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,461,399
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%[1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 14,007,754 shares of common stock issued and outstanding as of November 13, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

CUSIP No. 56854Q101

1.	NAMES OF REPORTING PERSONS Canaan Partners VII LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,461,399
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,461,399
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,461,399
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%[1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 14,007,754 shares of common stock issued and outstanding as of November 13, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

CUSIP No. 56854Q101

Item 1.	Issuer

	(a)	Name of Issuer:

Marinus Pharmaceuticals, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Three Radnor Corporate Center 100 Matsonford Road, Suite 304 Radnor, PA 19087

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:
(i) Canaan VII L.P., a Delaware limited partnership (the “Fund”); and (ii) Canaan Partners VII LLC, a Delaware limited liability company (the “General Partner”);

The address of the principal business office of each of the reporting persons are 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 56854Q101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 56854Q101

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

(i)     The Fund directly owns 2,461,399 shares of Common Stock, which represents approximately 17.6% of the outstanding shares of Common Stock.

(ii)    The General Partner is the general partner of the Fund and may be deemed to beneficially own 2,461,399 shares of Common Stock, which represents approximately 17.6% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Canaan VII L.P.	2,461,399	-0-	2,461,399	-0-
Canaan Partners VII LLC	2,461,399	-0-	2,461,399	-0-

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 14,007,754 shares of common stock issued and outstanding as of November 13, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

CANAAN VII L.P.

By:	CANAAN PARTNERS VII LLC, Its General Partner

	By:	/s/ Jaime Slocum
Jaime Slocum, Attorney-in-Fact

CANAAN PARTNERS VII LLC

By:	/s/ Jaime Slocum
Jaime Slocum, Attorney-in-Fact

This Schedule 13G was executed by Jaime Slocum as Attorney-in-Fact pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 14, 2012 in connection with Schedule 13G for The Active Network, Inc., which Power of Attorney is incorporated herein by reference.

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2015

CANAAN VII L.P.

By:	CANAAN PARTNERS VII LLC, Its General Partner

	By:	/s/ Jaime Slocum
Jaime Slocum, Attorney-in-Fact

CANAAN PARTNERS VII LLC

By:	/s/ Jaime Slocum
Jaime Slocum, Attorney-in-Fact